Roth Individual Retirement Annuity Endorsement

This Endorsement amends the Flexible Premium Individual Deferred Retirement Annuity (Contract) to which it is attached in order to qualify it as a Roth IRA under Section 408(A) of the Internal Revenue Code of 1986, as amended (Code). The following provisions apply and replace any contrary provisions of the Contract.

Nontransferable

You will be the Owner. The Contract is not transferable or assignable (other than pursuant to a divorce decree in accordance with applicable law) and is established for the exclusive benefit of you and your beneficiaries. It may not be transferred, sold, assigned, alienated, or pledged as collateral for a loan or as security.

Nonforfeitable

Your entire interest in the Contract will be nonforfeitable.

Purchase Payments

Purchase Payments will be in cash or a cash equivalent. The following Purchase Payments will be accepted under this Contract:

Qualified rollover contributions described in Section 408A(d)(3) and 408A(e) of the Code; or

Other premium payments in an amount not in excess of the lesser of $2,000 or 100% of your compensation for any year.

You have the sole responsibility for determining whether any Purchase Payment meets applicable income tax requirements. Contributions to other Roth IRAs or traditional IRAs reduce your permissible contribution on a dollar-for-dollar basis. Contributions for any tax year may be reduced or limited depending on your income, or, if filing jointly, your income and your spouse's income. If you make a Purchase Payment greater than that permitted by the Code, you may make a written request to withdraw the excess pursuant to the Code, subject to applicable Contract Surrender Charges and tax penalties.

This Contract does not require fixed premium payments. Any refund of premiums (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of additional premiums or the purchase of additional benefits.

Death Benefit

If you die before distribution has begun, the entire interest must be distributed to your beneficiary no later than December 31 of the calendar year in which the fifth anniversary of your death occurs. However, proceeds which are payable to a named Beneficiary who is a natural person may be distributed in equal installments over the lifetime of the Beneficiary or a period certain not exceeding the life expectancy of the Beneficiary provided such distribution begins not later than December 31 of the calendar year immediately following the calendar year in which your death occurred. If the Beneficiary is your surviving spouse, the Beneficiary may elect not later than December 31 of the calendar year in which the fifth anniversary of your death to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which you would have attained age 70 1/2.

All distributions will be made in accordance with the requirements of Code section 408A and the regulations thereunder.

If you die before the Annuity Commencement Date, no additional Purchase Payments will be accepted under this Contract after your death unless the sole Beneficiary is your surviving spouse.

85-466

Distribution Provisions

In the case of Death Benefits, life expectancy will be initially determined on the basis of your Beneficiary's attained age in the year distributions are required to commence. Unless you (or your spouse) elect otherwise prior to the time distributions are required to commence, your life expectancy and, if applicable, your spouse's life expectancy will be recalculated annually based on your attained ages in the year for which the required distribution is being determined.

You may be subject to tax penalties under the Code on any distribution unless you have satisfied the five year holding period requirement specified under the Code and:

Have attained age 59 1/2 or older;

Become disabled as defined by the Code;

The entire interest in this contract is received and invested in a similar plan which is entitled to similar tax treatment under the Code; or

The distribution qualifies for another exemption from federal income tax pursuant to the Code.

Amendment to Conform to Law

We reserve the right to amend this Contract, or any Endorsement to this Contract, at any time without your consent if the amendment is necessary for the Contract to comply with changes in the Code or with any other applicable federal or state law, rule, or regulation.

Reports

We make information reports to the Internal Revenue Service and to you as prescribed by the Internal Revenue Service. You agree to provide us at your expense with any information we need from you to prepare these reports. We send an annual calendar year report Form 5498) to your latest address shown in our files. The report will show the Contract Values required to be reported by the Code.

Discontinuance

We may stop accepting Purchase Payments as of the date on which the Contract no longer meets Code requirements. We may return Purchase Payments in excess of those allowed to you without regard to Contract provisions affecting surrenders.

Disclaimer

We are not liable for any tax or tax penalties you or your Beneficiary may owe resulting from failure to comply with requirements imposed by the Code or by any other applicable federal or state law, rule or regulation.

Effective Date

This Endorsement is effective as of the Contract Date.

General Provisions

This Endorsement is subject to all the exclusions, definitions and provisions of the Contract which are not inconsistent herewith. In the event of conflict, this Endorsement overrides the Contract.